Filed by Security Capital Group Incorporated
                         Pursuant to Rule 425 under the Securities Act of 1933
                                 Subject Company: Security Capital U.S. Realty
                                                   Commission File No. 1-15111



On January 8, 2001, Security Capital U.S. Realty, an entity formed under the laws of Luxembourg as a Societe d'Investissement a Capital Fixe, published the following advertisement in the The Wall Street Journal, a copy of the advertisement will be published on January 9, 2001 in Het Financieele Dagblad and in the Luxemburger Wort.



                                SECURITY CAPITAL
               TO ALL SHAREHOLDERS OF SECURITY CAPITAL U.S. REALTY
           NOTICE OF PER SHARE CASH AMOUNT UNDER TRANSACTION AGREEMENT

      Pursuant to Section 2.1(e) of the Transaction Agreement, dated
September 26, 2000, by and among Security Capital Group Incorporated, a Maryland corporation, SC Realty Incorporated, a Nevada corporation and an indirect wholly owned subsidiary of Security Capital Group Incorporated, and Security Capital U.S. Realty, incorporated in the Grand Duchy of Luxembourg as a Societe d'Investissement a Capital Fixe, the Per Share Cash Amount (as defined in the Transaction Agreement) for Security Capital U.S. Realty shareholders who vote against the transaction and make a valid cash election is $22.37 per Security Capital U.S. Realty share. The Per Share Cash Amount is equal to (i) the Exchange Ratio of 1.15 times (ii) Fair Market Value, which means the average of the high and low per share sales prices of Security Capital Group Incorporated Class B Common Stock during the regular trading sessions of the New York Stock Exchange for each of the 15 full trading days immediately preceding (but not including) January 8, 2001, that is five trading days prior to the Security Capital U.S. Realty Stockholders Meeting scheduled for January 16, 2001. The trading days used to determine Fair Market Value were December 14, 2000 through January 5, 2001, inclusive.

      Security Capital Group filed a Registration Statement on Form S-4 with the United States Securities and Exchange Commission (the "SEC") on October 13, 2000 and amended on December 14, 2000 relating to the registration of the issuance of shares of Security Capital stock in the proposed transaction with SC-U.S. Realty and proposals to be submitted to shareholders of Security Capital Group and SC-U.S. Realty in connection with the transaction. Shareholders of Security Capital Group are urged to read the definitive joint proxy statement/prospectus because it contains important information. You may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by Security Capital Group and SC-U.S. Realty with the SEC (including the documents incorporated by reference into the joint proxy statement/prospectus) at the SEC's web site at www.sec.gov or at Fortis bank (Nederland), N.V. Rokin 55 at Amsterdam, telephone #31 02 527 24 67. Shareholders of Security Capital Group may also obtain a free copy of the definitive joint proxy statement/prospectus and these other documents by directing a request to Security Capital Group Incorporated, Attention: William R. Fowler, telephone: 800 988 4304.

                                           SECURITY CAPITAL GROUP INCORPORATED


Dated:  January 5, 2001









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ALL CURRENCY IS SHOWN IN U.S. DOLLARS.

SECURITY CAPITAL GROUP FILED A REGISTRATION STATEMENT ON FORM S-4 WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON OCTOBER 13, 2000, AND AMENDED ON DECEMBER 14, 2000, RELATING TO THE REGISTRATION OF THE ISSUANCE OF SHARES OF SECURITY CAPITAL STOCK IN THE PROPOSED TRANSACTION WITH SC-U.S. REALTY AND PROPOSALS TO BE SUBMITTED TO SHAREHOLDERS OF SECURITY CAPITAL GROUP AND SC-U.S. REALTY IN CONNECTION WITH THE TRANSACTION. SHAREHOLDERS OF SECURITY CAPITAL GROUP AND SC-U.S. REALTY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. YOU MAY OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY SECURITY CAPITAL GROUP AND SC-U.S. REALTY WITH THE SEC (INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) AT THE SEC'S WEB SITE AT WWW.SEC.GOV OR AT FORTIS BANK (NEDERLAND) N.V., ROKIN 55 AT AMSTERDAM, TELEPHONE #31 02 527 24 67. SHAREHOLDERS OF SECURITY CAPITAL GROUP MAY ALSO OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS BY DIRECTING A REQUEST TO SECURITY CAPITAL GROUP INCORPORATED, ATTENTION: WILLIAM
R. FOWLER, TELEPHONE: 800 988 4304. SHAREHOLDERS OF SC-U.S. REALTY MAY ALSO OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS BY DIRECTING A REQUEST TO SC- U.S. REALTY, ATTENTION: LAURA HAMILTON, TELEPHONE: +352 46 37 56 2008 (U.S. CALLERS DIAL 011 352 46 37 56
2008).